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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 1
                5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X              Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


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                                  ATTUNITY LTD



6-K Items
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1.   Press Release re Attunity  Announces  Support for BEA WebLogic Platform 8.1
     dated August 4, 2003.

                                                                          Item 1

Press Release                                              Source: Attunity Ltd.

Attunity Announces Support for BEA WebLogic Platform 8.1

Monday August 4, 12:41 pm ET

BEA and Attunity Provide Faster Time to Value for Legacy Integration

WAKEFIELD, Mass.--(BUSINESS WIRE)--Aug. 4, 2003--Attunity Ltd. (NASDAQ: ATTU -
News), a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications, today announced support for BEA WebLogic Enterprise Platform(TM). Today's announcement supports the recent availability of BEA WebLogic Platform 8.1, an integrated platform that provides superior business integration through the convergence of application development and integration, from BEA Systems, Inc. (NASDAQ: BEAS -
News), the world's leading application infrastructure software company. Attunity provides BEA-certified, and J2EE-standards based connectivity to enable the full utilization of existing mainframe and legacy information. Together, Attunity and BEA can provide faster time to value for developing, integrating and extending legacy applications.

"BEA is pleased to have the support of Attunity," said Scott Edgington, vice president and general manager of global software partners, BEA Systems, Inc. "A large percentage of corporate data continues to reside in complex legacy formats and platforms. Attunity Connect adapters are designed to provide out-of-the box connectivity and utilize standard interfaces to shield users from the complexity of legacy back end systems."

"Attunity provides a modern, service-oriented approach to legacy integration which can enable a single adapter to serve many diverse uses including Web enablement, portals, Web services, reporting, and enterprise integration. Attunity continues its support for the BEA community and now offers the perfect complement to harness the full capabilities available with BEA WebLogic Platform 8.1," said Dan Potter, vice president of marketing at Attunity.

Attunity Connect for WebLogic provides standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Attunity's prebuilt adapter library includes adapters to all the common enterprise data sources, transaction systems and 3GL based legacy applications. Attunity Connect offers a real-time, direct integration solution, providing SQL and XML-based access through WebLogic supported standard interfaces. With a modern, distributed architecture, Attunity Connect runs natively on all major platforms including 0S/390, 0S/400, NonStop, OpenVMS, UNIX, and Windows.

Additional information on Attunity Connect for WebLogic can be accessed at: http://www.attunity.com/products/Connectweblogic.asp.

About Attunity Ltd.

Attunity(TM) is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications.

Founded in 1987 and traded on the NASDAQ exchange, Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide.

The Attunity Connect product family provides standards-based access to over 35 data sources on 20 different computing platforms. Attunity Connect adapters reside natively on each target platform and provide enterprise-class integration capabilities such as real-time read/write access, distributed transaction management, heterogeneous joins between relational and non-relational data sources, and optimized query execution. Attunity Connect makes legacy systems accessible through SQL and XML based interfaces including JDBC, ODBC, JCA, COM and SOAP.

Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or email info@attunity.com.

Copyright (C) 2003 Attunity Ltd. All rights reserved.

Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. All other marks are the property of their respective owners.

o (Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

-----------------

Contact:
     Attunity
     Dan Potter, 781-213-5204
     dpotter@attunity.com

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                            (Registrant)



                                            By: /s/Arie Gonen
                                               --------------
                                               Chairman




Date:  August 5, 2003